Kent R. Stephenson. 1000 Louisiana, Suite 5800 Houston, Texas 77002 Kent.r.stephenson@dynegy.com (713) 767-0386 (phone) (713) 356-2993 (fax)

April 20, 2007

Via Edgar and Facsimile

202-772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington D.C. 20549-0405

Attention: Robert Burnett, Staff Accountant

Re:	Dynegy Inc. (the “Company”)
Dynegy Illinois Inc.
Dynegy Holdings Inc.
Item 4.01 Form 8-K filed April 16, 2007
Filed March 23, 2005
File Nos. 333-139221, 1-15659 and 0-29311

Mr. Burnett:

This letter sets forth the Company’s response to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s comment letter dated April 17, 2007 (the “Comment Letter”) with respect to Item 4.01 of the Company’s Form 8-K filed on April 16, 2007. For your convenience, we have repeated the comment of the Staff exactly as expressed in the Comment Letter, and set forth below such comment is the Company’s response.

1.	It appears the circumstances you describe represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when PricewaterhouseCoopers has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from PricewaterhouseCoopers confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

United States Securities and Exchange Commission

Attention: Mr. Robert Burnett

April 19, 2007

Response:	The Company confirms that it will file an amendment to its Form 8-K filed on April 16, 2007 that will disclose the date that PricewaterhouseCoopers, LLP (“PwC”) has completed its audit related work and report whether or not there were any disagreements or reportable events through such date. The Company also acknowledges that it will include another letter from PwC that will confirm whether PwC agrees with the disclosures included in the Company’s Form 8-K/A.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at
713-767-0386. Thank you.

Very truly yours,

/s/ Kent R. Stephenson

Kent R. Stephenson Senior Vice President and Group General Counsel

cc:	Mr. Michael Moran
Ms. Carolyn J. Stone